Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE SECOND AMENDED AND

RESTATED CERTIFICATE OF INCORPORATION

of

MEDCO HEALTH SOLUTIONS, INC.

Medco Health Solutions Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that:

FIRST, the name of the Corporation is Medco Health Solutions Inc.

SECOND, the amendment of the Second Amended and Restated Certificate of Incorporation of the Corporation set forth in this Certificate of Amendment has been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

THIRD, the Second Amended and Restated Certificate of Incorporation of the Corporation is hereby amended so that Article Seven shall read in its entirety as follows:

SEVENTH. The number of directors constituting the entire Board of Directors shall be not less than three (3), nor more than fifteen (15), as may be fixed from time to time by resolutions duly adopted by the Board of Directors.

Each director who is serving as a director as of the date of this Certificate of Amendment, or is hereafter elected a director, shall hold office until the expiration of the term for which he or she has been elected, and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification, or removal from office. At the 2008 annual meeting of shareholders, the successors of the class of directors whose terms expire at that meeting shall be elected for a two-year term expiring at the 2010 annual meeting of shareholders. At the 2009 annual meeting of shareholders, the successors of the class of directors whose terms expire at that meeting shall be elected for a one-year term expiring at the 2010 annual meeting of shareholders. At the 2010 annual meeting of shareholders, and at each annual meeting of shareholders thereafter, all directors shall be elected for terms expiring at the next annual meeting of shareholders. Continuing until after the annual meeting of shareholders in 2009, if the number of directors is changed, any increase or decrease shall be apportioned among Class I, Class II, and Class III so as to maintain the number of directors in each class as nearly equal as possible.

A director may be removed from office with cause, or in the case of any director elected for a one-year term without cause, but in each case only by the affirmative vote of the holders of not less than eighty percent (80%) of the voting power of all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, considered for purposes hereof as a single class.

Except as otherwise provided pursuant to the provisions of the Certificate of Incorporation of the Corporation (including any Preferred Stock Designation), newly created directorships resulting from any increase in the number of directors, and any vacancies on the Board of Directors (resulting from death, resignation, retirement, disqualification, removal, or other cause), shall be filled by the affirmative vote of a majority of the directors then in office. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the one-year term, or if applicable, the remainder of the full term of the class of directors, in which the new directorship was created or the vacancy occurred, and until such director’s successor shall have been duly elected and qualified, or until his or her death, resignation, retirement, disqualification, or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

IN WITNESS WHEREOF, the undersigned has executed and acknowledged this Certificate of Amendment this 24th day of May, 2007.

/s/ David S. Machlowitz
Name:	David S. Machlowitz
Title:	Senior Vice President, General Counsel and Secretary